United States securities and exchange commission logo





                              December 21, 2020

       Heath Freeman
       Chief Executive Officer
       Oyster Enterprises Acquisition Corp.
       300 Main Street
       Stamford, Connecticut 06901

                                                        Re: Oyster Enterprises
Acquisition Corp.
                                                            Draft Registration
on Form S-1
                                                            Submitted November
30, 2020

       Dear Mr. Freeman:

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration on Form S-1 Submitted November 30, 2020

       Distribution of distributable redeemable warrants..., page 10

   1. Please include a sample calculation demonstrating the potential number of redeemable warrants that would be
distributed to the extent a hypothetical number of public
                                                        shareholders redeem
their public shares in connection with the business combination.
       Risks, page 33

   2. Please include a bullet point summary of your principal risks, as required by Item 105(b)
                                                        of Regulation S-K.
       Provisions in our amended and restated certificate of incorporation..., page 66

   3. Please revise the disclosure in this section to be consistent with disclosure on page 147 under "Exclusive Forum
for Certain Lawsuits".
 Heath Freeman
Oyster Enterprises Acquisition Corp.
December 21, 2020
Page 2

       You may contact at Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameHeath Freeman                          Sincerely,
Comapany NameOyster Enterprises Acquisition Corp.
                                                         Division of
Corporation Finance
December 21, 2020 Page 2                                 Office of Real Estate
& Construction
FirstName LastName